Exhibit 99.1

EXPLANATION OF RESPONSES

(1) On March 11, 2022, the Issuer completed an offer to exchange shares of its Common Stock for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (the “Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock). For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the board of directors of the Issuer approved the transactions contemplated by this Form 4.

(2) Holders of the Issuer’s Series B Preferred Stock have the option to convert some or all of their shares of Series B Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of the Issuer’s Common Stock exceeds the Conversion Price, the Issuer will have the option to convert all outstanding shares of Series B Preferred Stock into shares of Common Stock at the Conversion Price of $1.25. The Series B Preferred Stock has no maturity date.

(3) A liquidation preference of $25.00 per share of Series B Preferred Stock means an effective price of $1.25 per share of Common Stock tendered in the Offer.

(4) HOVS LLC, a Delaware limited liability company ("HOVS"), HandsOn Fund 4 I, LLC, a Nevada limited liability company ("HOF 4"), and HOV Capital III, LLC, a Nevada limited liability company ("HOV 3") each directly own shares of Exela Technologies, Inc. (the "Issuer"). HOVS is a wholly-owned subsidiary of HOV Services Ltd., an Indian limited company ("HOV Services" and together with HandsOn Global Management, LLC, a Delaware limited liability company ("HGM"), HOVS, HOF 2 LLC, a Nevada limited liability company ("HOF 2"), HOF 4, HOV 3, and Adesi 234 LLC, a Nevada limited liability company ("Adesi"), the "HGM Group")). Adesi and HOF 2 LLC together own a majority of HOF 4. Adesi and HOF 2, own a majority of the equity interests of HOV 3.

(5) Mr. Par Chadha, may be deemed to control HandsOn 3, LLC, a Nevada limited liability company ("HOF 3") and the HGM Group. The parties identified above and HGM may be deemed to beneficially own any shares of the Issuer owned by the entities in which they are beneficial owners. Each member of the HGM Group disclaims beneficial ownership of any shares of the Issuer owned by any other member of the HGM Group, except to the extent of its pecuniary interest therein. Solely for purposes of Section 16 of the Exchange Act, the HGM Group may be deemed to be directors-by-deputization by virtue of the HGM Group's contractual right to designate directors to the board of directors of the Issuer. For purposes of the exemption under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

(6) Shares owned directly by Sharon Chadha, Par Chadha’s spouse.

(7) The Reporting Person disclaims beneficial ownership of any shares of the Issuer owned by such other Persons, except to the extent of her pecuniary interest therein.

(8) Shares directly owned by HOF 2.

(9) Shares directly owned by HGM.

(10) Shares directly owned by HOVS.

(11) Shares directly owned by Adesi.

(12) Shares directly owned by HOF 3.